UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2008

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Habarzel Street, Ramat Hahayal, Israel 69710
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statement on Form F-3 (file no. 333-119885).

CONTENTS

        Attached hereto is a copy of the Registrant’s press release dated November 12, 2008, reporting results for the three months ended September 30, 2008.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2008	Top Image Systems Ltd. By: /s/ Ido Schechter —————————————— Ido Schechter Chief Executive Officer

FOR IMMEDIATE RELEASE	EARNING RELEASE

Top Image Systems Reports Third Quarter 2008 Results

–    Record first 9 month revenues totaled $26 million, 56% increase year-over-year
–    Quarterly revenues of $8.5 million and operating income of $0.2 million
–    Conference call today at 10:00 am ET to discuss results

Tel Aviv, Israel – November 12, 2008 – Top Image Systems, Ltd. (TIS) (NASDAQ: TISA, TASE: TISA), the leading innovator of data capture solutions, today announced its financial results for the third quarter, ended September 30, 2008.

Highlights
–	Revenues reached $8.5 million, up 30% year-over-year
–	Operating income of $213 thousand
–	Improved gross margin to 54% from 39% in third quarter of last year
–	Continued strong sales pipeline
–	Operating profit over first 9 months of 2008 totaled $945 thousand

Third Quarter 2008 Results

Revenues for the quarter increased 30% reaching $8.5 million, compared to $6.5 million in the third quarter of last year, and a sequential increase of 1% over the $8.3 million reported in the prior quarter. Approximately, 50% of third quarter revenues were generated from products and 50% from services.

Operating income for the quarter totaled $213 thousand, a substantial improvement from the operating loss of $1,828 thousand for the third quarter of 2007 and a decrease of 28% compared to the operating income of $297 thousand reported in the prior quarter.

On a GAAP basis, net loss for the quarter totaled $1.0 million compared to a net loss of $2.0 million in the third quarter of last year, and a net loss of $1.3 million in the prior quarter. GAAP loss per share in the third quarter totaled $0.113, compared to a loss per share of $0.229 in the third quarter of 2007, and a loss per share of $0.140 in the prior quarter.

Non-GAAP net loss for the quarter totaled $0.9 million, compared to a non-GAAP net loss of $1.7 million in the third quarter of 2007 and a net loss of $1.3 million in the prior quarter.

Non-GAAP net income (loss) excludes stock option compensation and amortization of intangible acquired assets, which totaled $0.1 million in the third quarter of, $0.3 million in the third quarter of 2007 and a negligible amount in the prior quarter. A reconciliation between net income (loss) on a GAAP basis and a non-GAAP basis is included in the financial tables below.

Management comment

Dr. Ido Schechter, Top Image Systems’ CEO, commented: “The first nine months of 2008 were a very exciting period and the strongest in our Company’s history. In only the first three quarters of 2008, with $26.1 million in total revenues so far, we have already surpassed TIS’s record annual revenue level. In fact, our growth in revenues of 30% over last year is all organic, and was driven by the robust performance of our branch offices worldwide, all of which are profitable. Our pipeline remains healthy and strong, and reflects our efforts to transition from a sales mix favoring hardware and third party components to software and services, especially in Asia Pacific. Thus, our pipeline now includes a higher proportion of projects based on solutions sales rather than hardware and third party components, and represents good ongoing revenue potential for us.”

Dr. Schechter continued, “Nevertheless, we are aware that the world economy has deteriorated in a short period. While our results, our pipeline and visibility remain strong despite this development, we are taking preemptive steps to minimize any effects of a potentially sharp slowdown and to be prepared for the future. Over the past few months, we have strengthened our cooperation with our existing as well as new major partners throughout the world. Through these partnerships, we diversify and gain better access to many different local and vertical markets, thus building our pipeline and increasing the number of opportunities we approach.”

Dr. Schechter concluded: “TIS has established itself as the clear global technological leader in document capture solutions. We strongly believe in the company’s stability and look forward to maintaining our positive momentum going forward.”

Conference Call

The Company will be holding a conference call today, November 12, 2008, at 10:00am ET (7:00am Pacific Time, 5:00pm Israel Time) to review the third quarter 2008 financial results and other corporate events.

Dr. Ido Schechter, CEO, will be on-line to discuss these results and take part in a question and answer session.

To participate, please call one of the following teleconferencing numbers at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-888-642-5032
ISRAEL Dial-in Number: 03-918-0692
INTERNATIONAL Dial-in Number: +972-3-918-0692

The call will also be broadcast live, and can be accessed through a link on Top Image Systems’ website at: www.topimagesystems.com.

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Top Image Systems’ website at: www.topimagesystems.com

About Top Image Systems
Top Image Systems is a leading innovator of enterprise solutions for managing and validating content entering organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TIS solutions deliver the content to applications that drive the organization. TIS’s eFLOW Unified Content Platform is a common platform for the company’s solutions. TIS markets its platform in more than 40 countries through a multi-tier network of distributors, system integrators, value-added resellers as well as strategic partners. Visit the company’s website http://www.TopImageSystems.com for more information.

Caution Concerning Forward-Looking Statements
Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, particularly statements regarding future operating or financial performance. Words such as “will,” “expects,” “anticipates,” “estimates,” “intends,” “believes,” “plans” and words and terms of similar substance in connection with any discussion of future operating or financial performance identify forward-looking statements. These statements are based on management’s current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of TIS and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, quarterly fluctuations in sales of products in the Data Capture market (where in general the fourth quarter is the strongest and the first quarter is the weakest), TIS’s ability to successfully integrate businesses it acquires, litigation (including litigation over intellectual property rights), general economic conditions and other risk factors detailed in the Company’s most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Company Contact	Investor Relations Contact
Adi Bar-Lev	Ehud Helft / Kenny Green
Director of Marketing and IR	GK Investor Relations
adi@topimagesystems.com	Info@gkir.com
+972 545 330537	Tel: (US) 1 646 201 9246

Top Image Systems Ltd.
Consolidated Balance Sheet as at

	December 31, 2007	September 30, 2008
	In thousands US$

Assets

Current assets:
Cash and cash equivalents	8,156	7,347
Short term deposit	-	925
Marketable securities	5,050	-
Trade receivables, net	8,287	8,725
Other account receivables and prepaid expenses	1,758	1,412

Total current assets	23,251	18,409

Long term assets:
Severance pay funds	861	1,054
Long-term deposits and long-term asset	600	685
Long-term marketable securities	-	630
Property and equipment, net	786	735
Investment in affiliates	596	680
Intangible assets and deferred finance cost, net	2,475	1,753
Goodwill	7,665	7,554

Total long-term assets	12,983	13,091

Total assets	36,234	31,500

Liabilities and Shareholders' Equity

Current liabilities:
Short-term bank loans	1,991	4,048
Trade payables	2,089	1,861
Deferred revenues	3,607	1,312
Accrued expenses and accounts payable	5,539	3,158

Total current liabilities	13,226	10,379

Long-term liabilities:
Convertible debentures	9,928	9,936
Embedded derivative of Convertible debenture	1,671	-
Accrued severance pay	1,171	1,380

Total long-term liabilities	12,770	11,316

Total liabilities	25,996	21,695

Shareholders' equity
Share capital - Ordinary share of NIS 0.04 par value	98	98
Additional paid-in capital	31,025	31,115
Accumulated other comprehensive income	102	(293)
Accumulated deficit	(20,987)	(21,115)

Total shareholders' equity	10,238	9,805

Total liabilities and shareholders' equity	36,234	31,500

Top Image Systems Ltd.
Statements of Operations for the

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2007	2008	2007	2008
	In thousands US$, except per share data

Revenues
Product sales	2,932	4,238	8,100	13,596
Service revenues	3,555	4,212	8,550	12,482

Total revenues	6,487	8,450	16,650	26,078

Cost of revenues
Product costs	1,869	1,578	2,918	4,930
Service costs	2,109	2,348	5,499	7,010

Total cost of revenues	3,978	3,926	8,417	11,940

Gross profit	2,509	4,524	8,233	14,138

Expenses

Research and development costs, net	732	423	1,918	1,260
Selling and marketing	2,235	2,010	6,240	6,823
General and administrative	1,370	1,878	3,300	5,110

	4,337	4,311	11,458	13,193

Operating profit (loss)	(1,828)	213	(3,225)	945

Financing income (expenses), net	(94)	(1,222)	(264)	(1,954)

Income (loss) before taxes on income	(1,922)	(1,009)	(3,489)	(1,009)

Taxes on Income	(11)	(1)	(45)	(38)

Other income	-	-	110	-

Minority's share in profit of a subsidiary	(104)	-	(104)	-

Equity profit (loss) of invest in affiliates	-	-	-	100

Net income (loss) for the period	(2,037)	(1,010)	(3,528)	(947)

Basic net income (loss) per share	(0.229)	(0.113)	(0.398)	(0.106)

Weighted average number of shares used in computation of basic net income (loss) per share	8,879,770	8,925,638	8,872,094	8,920,713

Diluted net income (loss) per share	(0.229)	(0.113)	(0.398)	(0.106)

Weighted average number of shares used in computation of diluted net income (loss) per share	8,879,770	8,925,638	8,872,094	8,920,713

A reconciliation of Non GAAP net income to GAAP net income is as follows (in thousands US$):

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2007	2008	2007	2008

Net Income (loss) for the period	(2,037)	(1,010)	(3,528)	(947)
Stock option compensation expenses	158	23	298	68
Amortization of acquired Intangible Assets	190	109	378	394

Non-GAAP Net Income (loss)	(1,689)	(878)	(2,852)	(485)